REVIEW PANEL ANNOUNCES RECOMMENDATION REPORT FOR
NORTHGATE'S KEMESS NORTH PROJECT TO BE SUBMITTED IN SEPTEMBER 2007

VANCOUVER, August 1, 2007 Northgate Minerals Corporation (TSX: NGX; AMEX: NXG) confirmed today that the Joint Federal-Provincial Environmental Review Panel for the Kemess North project has indicated "that it's final report will likely be completed and submitted to Ministers in September 2007. As soon as the report is available, the Panel Secretariat will notify all parties of its availability."

Ken Stowe, President and CEO, stated; "We are obviously very disappointed that the recommendation report on the Kemess North project will be delayed yet again. At the same time, given the lengthy review process and the extensive amount of technical data, reports and public input, we understand the challenge facing the Panel in preparing this report. The Panel has now indicated that the report will not be submitted until September instead of early August as originally planned."

Detailed information on the Kemess North environmental review process can be found at www.ceaa-acee.gc.ca/050/viewer_e.cfm?cear_id=3394 or on Northgate's website at www.northgateminerals.com.

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NORTHGATE MINERALS CORPORATION is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a proven and probable reserve of 4.1 million ounces of gold and the Young-Davidson property in northern Ontario with a total resource base of 2.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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FORWARD-LOOKING STATEMENTS:

This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2006 Annual Report and under the heading "Risk Factors" in Northgate's 2006 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Ms. Keren R. Yun
Manager, Investor Relations
416-216-2781
kyun@northgateminerals.com